UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

WHITE ELECTRONIC DESIGNS CORPORATION
(Name of Subject Company (Issuer))

DESERT EQUITY LP
DESERT MANAGEMENT LLC
CAIMAN PARTNERS, L.P.
CAIMAN CAPITAL GP, L.P.
CAIMAN CAPITAL MANAGEMENT, LLC
BRIAN R. KAHN
(Name of Filing Persons (Offeror))

Common Stock
(Title of Class of Securities)

963801105
(CUSIP Number of Class of Securities)

Brian R. Kahn
Desert Equity LP
5506 Worsham Court
Windermere, Florida 34786
(407) 909-8015

With a copy to:

Steven W. Vazquez, Esq.
Foley & Lardner LLP
100 North Tampa Street, Suite 2700
Tampa, Florida 33602
(813) 229-2300
(813) 221-4210—Fax
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$15,895,000	$886.94

*
Estimated for purposes of calculating the amount of the filing fee only.  Transaction value derived by multiplying 3,740,000 shares of the subject company (number of shares sought) by $4.25 (the tender offer price per share).

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, by multiplying the transaction value by 0.0000558.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to the offer by Desert Equity LP, a Delaware limited partnership (the “Purchaser”), to purchase up to a total of 3,740,000 shares of common stock, $0.10 stated value per share (the “shares”), of White Electronic Designs Corporation, an Indiana corporation (the “Company”) for $4.25 per share in cash, net to the seller (subject to applicable withholding of U.S. federal, state and local taxes), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 18, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) respectively, which together, as each may be amended or supplemented from time to time, constitute the “Offer.”

The Purchaser is controlled by its sole general partner, Desert Management LLC, a Delaware limited liability company (“Desert Management”).  Brian R. Kahn, the Chairman of the Company’s Board of Directors, is the sole member and manager of Desert Management.  The Purchaser and Desert Management have not carried on any activities other than in connection with the Offer.

Caiman Partners, L.P., a Delaware limited partnership (“Caiman Partners”), has committed to provide the Purchaser with the funds necessary to purchase shares tendered in the Offer.  Brian R. Kahn founded and has served as the investment manager of Caiman Partners since its inception in August 2003.  Caiman Partners focuses on public and private market investments in the consumer, manufacturing and defense industries.  Caiman Partners is controlled by its general partner, Caiman Capital GP, L.P., a Delaware limited partnership (“Caiman Capital”).  Caiman Capital is controlled by its managing general partner, Caiman Capital Management, LLC, a Delaware limited liability company (“Caiman Management”).  Caiman Management is controlled by its managing member, Brian R. Kahn.

The information set forth in the Offer to Purchase is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a)         The name of the subject company is White Electronic Designs Corporation, an Indiana corporation.  The Company’s principal executive offices are located at 3601 E. University Drive, Phoenix, Arizona 85034.  The Company’s telephone number at such address is (602) 437-1520.

(b)        According to the Company’s Form 10-Q for the quarterly period ended July 4, 2009, filed with the Securities and Exchange Commission on August 12, 2009, there were approximately 22,940,196 shares outstanding on August 7, 2009.

(c)        The information set forth in the “Summary Term Sheet” and Section 6-“Price Range of the Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)-(c)     The information set forth in the Introduction and Section 9-“Information Concerning the Purchaser and Its Affiliates” of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

The Purchaser seeks to purchase up to 3,740,000 shares for cash at a price equal to $4.25 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase.  The information set forth in the “Summary Term Sheet” and Section 1-“Terms of the Offer; Proration” through Section 5-“U.S. Federal Income Tax Consequences” of the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)-(b)   The information set forth in Section 9-“Information Concerning the Purchaser and Its Affiliates,” and Section 11-“Background of the Offer; Past Contacts or Negotiations with the Company” of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)   The information set forth in Section 12- “Purpose of the Offer; Plans for the Company” of the Offer to Purchase is incorporated herein by reference.

(c)(1)-(7)  The information set forth in Section 12- “Purpose of the Offer; Plans for the Company” of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in the “Summary Term Sheet” and Section 10-“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)-(b)     The information set forth in Section 9-“Information Concerning the Purchaser and Its Affiliates” of the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

The information set forth in Section 15-“Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

Not applicable.  The information set forth in the “Summary Term Sheet” and Section 10-“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

ITEM 11.	ADDITIONAL INFORMATION.

(a)(1)                      The information set forth in Section 9-“Information Concerning the Purchaser and Its Affiliates,” and Section 11-“Background of the Offer; Past Contacts or Negotiations with the Company” of the Offer to Purchase is incorporated herein by reference.

(a)(2)                      The information set forth in Section 14-“Legal Matters” of the Offer to Purchase is incorporated herein by reference.

(a)(3)                      The information set forth in Section 14-“Legal Matters” of the Offer to Purchase is incorporated herein by reference.

(a)(4)                      The information set forth in Section 10-“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(a)(5)                      None.

(b)                  None.

ITEM 12.	EXHIBITS.

(a)(1)(A)	Offer to Purchase, dated August 18, 2009.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W−9.

(a)(1)(G)	Press Release issued August 18, 2009.

(a)(1)(H)	Summary Advertisement.

(a)(1)(I)	Website established by Information Agent- http://www.dfking.com/tender.

(a)(1)(J)	Press Release issued August 13, 2009. (Incorporated by reference from Schedule TO, filed by the Purchaser, Desert Management, Caiman Partners, and Brian R. Kahn on August 13, 2009.)

(b)	Not Applicable.

(d)	Not Applicable.

(g)	Not Applicable.

(h)	Not Applicable.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2009
DESERT EQUITY LP

By:	DESERT MANAGEMENT LLC, its general partner

	By:	/s/ Brian R. Kahn
	Name:	Brian. R. Kahn
	Title:	Sole Member and Manager

DESERT MANAGEMENT LLC

By:	/s/ Brian R. Kahn
Name:	Brian. R. Kahn
Title:	Sole Member and Manager

CAIMAN PARTNERS, L.P.

By:	CAIMAN CAPITAL GP, L.P., its general partner

	By:	CAIMAN CAPITAL MANAGEMENT, LLC, its managing general partner

	By:	/s/ Brian R. Kahn
	Name:	Brian. R. Kahn
	Title:	Managing Member

CAIMAN CAPITAL GP, L.P.

By:	CAIMAN CAPITAL MANAGEMENT, LLC, its managing general partner

	By:	/s/ Brian R. Kahn
	Name:	Brian. R. Kahn
	Title:	Managing Member

CAIMAN CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
Name:	Brian R. Kahn
Title:	Managing Member

BRIAN R. KAHN

By:	/s/ Brian R. Kahn
Name:	Brian R. Kahn, an individual

EXHIBIT INDEX

Exhibit	Description

(a)(1)(A)	Offer to Purchase, dated August 18, 2009.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W−9.

(a)(1)(G)	Press Release issued August 18, 2009.

(a)(1)(H)	Summary Advertisement.

(a)(1)(I)	Website established by Information Agent- http://www.dfking.com/tender.

(a)(1)(J)	Press Release issued August 13, 2009. (Incorporated by reference from Schedule TO, filed by the Purchaser, Desert Management, Caiman Partners, and Brian R. Kahn on August 13, 2009.)

(b)	Not Applicable.

(d)	Not Applicable.

(g)	Not Applicable.

(h)	Not Applicable.